File No.
82-3881

TYLER
RESOURCES INC.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 269-6753
FAX: (403) 266-2606
www.tylerresources.com TYS:CDNX

04035389

June 22, 2004

SUPPL

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3881
News Release Dated June 22, 2004

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

TYLER RESOURCES INC.

for D. MacAulay
Barbara O'Neill

dlo 7/12

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS **NEWS RELEASE 04-13**

FOR IMMEDIATE RELEASE: June 22, 2004 **Web: www.tylerresources.com**

TYLER EXTENDS HIGH GRADE BRECCIA PIPES AT BAHUERACHI INCLUDING 35.5 METERS GRADING 3.08% COPPER IN DRILL HOLE #6

Calgary, Alberta - Tyler Resources Inc. ("Tyler") is extremely pleased to release assay results for drill holes #5, 6 and 7, including 35.5 meters grading 3.08% copper in hole #6 and 41.26 meters grading 2.18% copper in hole 7. These results confirm both strike length and depth extension of high grade breccias at the Bahuerachi Property, Chihuahua State, Mexico.

Significant drill intercepts for these drill holes include the following intervals:

DRILL HOLE #	FROM (m)	TO (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Rock type
04BAH-07	2.74	44.00	41.26	2.18%	0.13	15.59	0.11	breccia pipe/skarn
O4BAH-06	1.5	37	35.5	3.08%	0.14	15.37	0.09	breccia pipe/skarn
04BAH-05	14	122.43	108.43	0.63%				chalcocite blanket/QFP/marble/ breccia skarn
Including	14	32	18	0.69%	0.02	4.83	0.14	chalcocite blanket/skarn/QFP
Including	101.19	122.43	21.24	1.61%	0.10	21.39	0.58	breccia pipe/skarn

For reference, drill hole locations can be found in the June 15th news release drill plan map. Cross sections outlining the geological context and copper grade distribution of drill holes #5, 6 and 7 are attached.

The high grades of mineralization confirmed along significant strike and depth by holes 5, 6 and 7 are indicative of high grade breccia zones in a porphyry setting and indicate multiple pulses of mineralization. Multiple pulses of mineralization are well known as key features of many of the successful world-class present producers or historical mines in the porphyry environment and bode well for continued exploration at Bahuerachi.

Assay results for drill holes #9 to 12 are pending and will be reported as received and interpreted.

The person responsible for the preparation of this exploration update is J. P. Jutras, P.Geol. and the Qualified Person for the Bahuerachi project for Tyler Resources. All assay work is performed by standard fire assay, ICP and atomic absorption methods at ALS-Chemex Laboratories, Vancouver, Canada.

The TSX Venture Exchange does not accept responsibility for the adequacy and accuracy of this release.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tyler Resources Inc.
Jean Pierre Jutras, President/COO/Director
Phone: (403) 269-6753
Fax: (403) 266-2606

Tyler Resources Inc.
James Devonshire, CEO/Director
Phone: (403) 269-6753
Fax: (403) 266-2606

TYLER RESOURCES INC.
BAHUERACHI PROJECT
SIMPLIFIED GEOLOGICAL DRILL SECTION, DRILL HOLES 04-BAH-04 and 04-BAH-05, Looking North
Refer to Main Zone geological sketch map and drill hole location Plan for section location, NR 04-15



A
B
DDH 04-BAH-04
DDH 04-BAH-05
Leach Cap
1,000m Elev.
900m Elev.
18 meters
0.69% Cu
24 meters
1.16% Cu
58 meters
0.72 % Cu
16 meters
0.76 % Cu
9.7 g/t Ag
0.60% Zn
108.43 meters
0.63 % Cu
QFP/Porphyry
0.10 to 0.26% Cu
21.24 meters
1.61 % Cu
0.10 g/t Au
21.39 g/t Ag
0.58 % Zn
Chloritic Fault
188.2 m EOH
UTM 785,300 E
UTM 785,400E
LEGEND
(Section looking north)
Drill hole collar location, number and projected trace.
Geology
(simplified)
Post mineral andesite/rhyolite dykes
QFP 2- Dyke/intrusion. Moderate to strong quartz, pyrite-chalcopyrite +/- bornite stockworks.
Main mineralized breccias with local skarn development-QFP 2 event
QFP 1-Sill, local endoskarn development, minor stockworking
Contact breccia/skarn, QFP 1 related
Limestone, local fracture/bedding controlled marble and skarn devellopement
Mixed sediments and volcanics, locally stockworked with weak Cu mineralization
Scale
0
50 m

TYLER RESOURCES INC.
BAHUERACHI PROJECT
SIMPLIFIED GEOLOGICAL DRILL SECTION, DRILL HOLES 04-BAH-06 and 04-BAH-07, Looking North
Refer to Main Zone geological sketch map and drill hole location Plan for section location, NR 04-15



UTM 785,400E
UTM 785,500E
DDH 04-BAH-06 (-45°) and 07 (-65°)
35.5 meters
3.08 % Cu
0.14 g/t Au
15.37 g/t Ag
0.09% Zn
41.26 meters
2.18 % Cu
0.13 g/t Au
15.59 g/t Ag
0.11 % Zn
Chloritic Fault
1,000m Elev.
900m Elev.
LEGEND
(Section looking north)
Drill hole collar location, number and projected trace.
Geology
(simplified)
Post mineral andesite/rhyolite dykes
QFP 2- Dyke/intrusion. Moderate to strong quartz, pyrite-chalcopyrite +/- bornite stockworks.
Main mineralized breccias with local skarn development-QFP 2 event
QFP 1-Sill, local endoskarn development, minor stockworking
Contact breccia/skarn, QFP 1 related
Limestone, local fracture/bedding controlled marble and skarn devellopement
Mixed sediments and volcanics, locally stockworked with weak Cu mineralization
Scale
0
50 m

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS **NEWS RELEASE 04-13**

FOR IMMEDIATE RELEASE: June 22, 2004 **Web:** www.tylerresources.com

TYLER EXTENDS HIGH GRADE BRECCIA PIPES AT BAHUERACHI INCLUDING 35.5 METERS GRADING 3.08% COPPER IN DRILL HOLE #6

Calgary, Alberta - Tyler Resources Inc. ("Tyler") is extremely pleased to release assay results for drill holes #5, 6 and 7, including 35.5 meters grading 3.08% copper in hole #6 and 41.26 meters grading 2.18% copper in hole 7. These results confirm both strike length and depth extension of high grade breccias at the Bahuerachi Property, Chihuahua State, Mexico.

Significant drill intercepts for these drill holes include the following intervals:

DRILL HOLE #	FROM (m)	TO (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Rock type
04BAH-07	2.74	44.00	41.26	2.18%	0.13	15.59	0.11	breccia pipe/skarn
O4BAH-06	1.5	37	35.5	3.08%	0.14	15.37	0.09	breccia pipe/skarn
04BAH-05	14	122.43	108.43	0.63%				chalcocite blanket/QFP/marble/ breccia skarn
Including	14	32	18	0.69%	0.02	4.83	0.14	chalcocite blanket/skarn/QFP
Including	101.19	122.43	21.24	1.61%	0.10	21.39	0.58	breccia pipe/skarn

For reference, drill hole locations can be found in the June 15th news release drill plan map. Cross sections outlining the geological context and copper grade distribution of drill holes #5, 6 and 7 are attached.

The high grades of mineralization confirmed along significant strike and depth by holes 5, 6 and 7 are indicative of high grade breccia zones in a porphyry setting and indicate multiple pulses of mineralization. Multiple pulses of mineralization are well known as key features of many of the successful world-class present producers or historical mines in the porphyry environment and bode well for continued exploration at Bahuerachi.

Assay results for drill holes #9 to 12 are pending and will be reported as received and interpreted.

The person responsible for the preparation of this exploration update is J. P. Jutras, P.Geol. and the Qualified Person for the Bahuerachi project for Tyler Resources. All assay work is performed by standard fire assay, ICP and atomic absorption methods at ALS-Chemex Laboratories, Vancouver, Canada.

The TSX Venture Exchange does not accept responsibility for the adequacy and accuracy of this release.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tyler Resources Inc.
Jean Pierre Jutras, President/COO/Director
Phone: (403) 269-6753
Fax: (403) 266-2606

Tyler Resources Inc.
James Devonshire, CEO/Director
Phone: (403) 269-6753
Fax: (403) 266-2606

This news release does not constitute an offer to sell or the solicitation of an offer to buy the securities, or a solicitation of proxies, in any jurisdiction, including but not limited to, the United States. The Tyler Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and may not be offered or sold in the United States except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Tyler's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler's filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.

TYLER RESOURCES INC.
BAHUERACHI PROJECT
SIMPLIFIED GEOLOGICAL DRILL SECTION, DRILL HOLES 04-BAH-04 and 04-BAH-05, Looking North
Refer to Main Zone geological sketch map and drill hole location Plan for section location, NR 04-15



A
B
DDH 04-BAH-04
DDH 04-BAH-05
Leach Cap
1,000m Elev.
900m Elev.
18 meters 0.69% Cu
24 meters 1.16% Cu
58 meters 0.72 % Cu
16 meters 0.76 % Cu 9.7 g/t Ag 0.60% Zn
108.43 meters 0.63 % Cu
QFP/Porphyry 0.10 to 0.26% Cu
21.24 meters 1.61 % Cu 0.10 g/t Au 21.39 g/t Ag 0.58 % Zn
Chloritic Fault
188.2 m EOH
UTM 785,300 E
UTM 785,400E
LEGEND
(Section looking north)
Drill hole collar location, number and projected trace.
Geology (simplified)
Post mineral andesite/rhyolite dykes
QFP 2- Dyke/intrusion. Moderate to strong quartz, pyrite-chalcopyrite +/- bornite stockworks.
Main mineralized breccias with local skarn development-QFP 2 event
QFP 1-Sill, local endoskarn development, minor stockworking
Contact breccia/skarn, QFP 1 related
Limestone, local fracture/bedding controlled marble and skarn devellopement
Mixed sediments and volcanics, locally stockworked with weak Cu mineralization
Scale
0
50 m

TYLER RESOURCES INC.
BAHUERACHI PROJECT
SIMPLIFIED GEOLOGICAL DRILL SECTION, DRILL HOLES 04-BAH-06 and 04-BAH-07, Looking North
Refer to Main Zone geological sketch map and drill hole location Plan for section location, NR 04-15



UTM 785,400E
UTM 785,500E
DDH 04-BAH-06 (-45°) and 07 (-65°)
35.5 meters
3.08 % Cu
0.14 g/t Au
15.37 g/t Ag
0.09% Zn
41.26 meters
2.18 % Cu
0.13 g/t Au
15.59 g/t Ag
0.11 % Zn
Chloritic Fault
1,000m Elev.
900m Elev.
LEGEND
(Section looking north)
Drill hole collar location, number and projected trace.
Geology
(simplified)
Post mineral andesite/rhyolite dykes
QFP 2- Dyke/intrusion. Moderate to strong quartz, pyrite-chalcopyrite +/- bornite stockworks.
Main mineralized breccias with local skarn development-QFP 2 event
QFP 1-Sill, local endoskarn development, minor stockworking
Contact breccia/skarn, QFP 1 related
Limestone, local fracture/bedding controlled marble and skarn devellopement
Mixed sediments and volcanics, locally stockworked with weak Cu mineralization
Scale
0
50 m

File No.
82-3881

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS **NEWS RELEASE 04-13**

FOR IMMEDIATE RELEASE: June 22, 2004 **Web: www.tylerresources.com**

TYLER EXTENDS HIGH GRADE BRECCIA PIPES AT BAHUERACHI INCLUDING 35.5 METERS GRADING 3.08% COPPER IN DRILL HOLE #6

Calgary, Alberta - Tyler Resources Inc. ("Tyler") is extremely pleased to release assay results for drill holes #5, 6 and 7, including 35.5 meters grading 3.08% copper in hole #6 and 41.26 meters grading 2.18% copper in hole 7. These results confirm both strike length and depth extension of high grade breccias at the Bahuerachi Property, Chihuahua State, Mexico.

Significant drill intercepts for these drill holes include the following intervals:

DRILL HOLE #	FROM (m)	TO (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Rock type
04BAH-07	2.74	44.00	41.26	2.18%	0.13	15.59	0.11	breccia pipe/skarn
O4BAH-06	1.5	37	35.5	3.08%	0.14	15.37	0.09	breccia pipe/skarn
04BAH-05	14	122.43	108.43	0.63%				chalcocite blanket/QFP/marble/ breccia skarn
Including	14	32	18	0.69%	0.02	4.83	0.14	chalcocite blanket/skarn/QFP
Including	101.19	122.43	21.24	1.61%	0.10	21.39	0.58	breccia pipe/skarn

For reference, drill hole locations can be found in the June 15th news release drill plan map. Cross sections outlining the geological context and copper grade distribution of drill holes #5, 6 and 7 are attached.

The high grades of mineralization confirmed along significant strike and depth by holes 5, 6 and 7 are indicative of high grade breccia zones in a porphyry setting and indicate multiple pulses of mineralization. Multiple pulses of mineralization are well known as key features of many of the successful world-class present producers or historical mines in the porphyry environment and bode well for continued exploration at Bahuerachi.

Assay results for drill holes #9 to 12 are pending and will be reported as received and interpreted.

The person responsible for the preparation of this exploration update is J. P. Jutras, P.Geol. and the Qualified Person for the Bahuerachi project for Tyler Resources. All assay work is performed by standard fire assay, ICP and atomic absorption methods at ALS-Chemex Laboratories, Vancouver, Canada.

The TSX Venture Exchange does not accept responsibility for the adequacy and accuracy of this release.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tyler Resources Inc.
Jean Pierre Jutras, President/COO/Director
Phone: (403) 269-6753
Fax: (403) 266-2606

Tyler Resources Inc.
James Devonshire, CEO/Director
Phone: (403) 269-6753
Fax: (403) 266-2606

TYLER RESOURCES INC.
BAHUERACHI PROJECT
SIMPLIFIED GEOLOGICAL DRILL SECTION, DRILL HOLES 04-BAH-04 and 04-BAH-05, Looking North
Refer to Main Zone geological sketch map and drill hole location Plan for section location, NR 04-15



A
B
DDH 04-BAH-04
DDH 04-BAH-05
Leach Cap
1,000m Elev.
900m Elev.
18 meters
0.69% Cu
24 meters
1.16% Cu
58 meters
0.72 % Cu
16 meters
0.76 % Cu
9.7 g/t Ag
0.60% Zn
108.43 meters
0.63 % Cu
QFP/Porphyry
0.10 to 0.26% Cu
21.24 meters
1.61 % Cu
0.10 g/t Au
21.39 g/t Ag
0.58 % Zn
Chloritic Fault
188.2 m EOH
UTM 785,300 E
UTM 785,400E
LEGEND
(Section looking north)
Drill hole collar location, number and projected trace.
Geology
(simplified)
Post mineral andesite/rhyolite dykes
QFP 2- Dyke/intrusion. Moderate to strong quartz, pyrite-chalcopyrite +/- bornite stockworks.
Main mineralized breccias with local skarn development-QFP 2 event
QFP 1-Sill, local endoskarn development, minor stockworking
Contact breccia/skarn, QFP 1 related
Limestone, local fracture/bedding controlled marble and skarn devellopement
Mixed sediments and volcanics, locally stockworked with weak Cu mineralization
Scale
0
50 m

TYLER RESOURCES INC.
BAHUERACHI PROJECT
SIMPLIFIED GEOLOGICAL DRILL SECTION, DRILL HOLES 04-BAH-06 and 04-BAH-07, Looking North
Refer to Main Zone geological sketch map and drill hole location Plan for section location, NR 04-15



UTM 785,400E
UTM 785,500E
DDH 04-BAH-06 (-45°) and 07 (-65°)
35.5 meters
3.08 % Cu
0.14 g/t Au
15.37 g/t Ag
0.09% Zn
41.26 meters
2.18 % Cu
0.13 g/t Au
15.59 g/t Ag
0.11 % Zn
Chloritic Fault
1,000m Elev.
900m Elev.
LEGEND
(Section looking north)
Drill hole collar location, number and projected trace.
Geology
(simplified)
Post mineral andesite/rhyolite dykes
QFP 2- Dyke/intrusion. Moderate to strong quartz, pyrite-chalcopyrite +/- bornite stockworks.
Main mineralized breccias with local skarn development-QFP 2 event
QFP 1-Sm, local endoskarn development, minor stockworking
Contact breccia/skarn, QFP 1 related
Limestone, local fracture/bedding controlled marble and skarn developement
Mixed sediments and volcanics, locally stockworked with weak Cu mineralization
Scale
0
50 m